UNITED STATES OF AMERICA
    Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                                SECOND
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                               RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS  IS  TO  CERTIFY,   pursuant  to  Rule  24,  that  certain  filing
requirements  proposed  by  National  Fuel  Gas  Company  ("National")  and  its
subsidiary,   Horizon  Energy  Development,   Inc.   ("Horizon")  in  Form  U-1,
Application-Declaration, File No. 70-8649, as amended, have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order of the Securities and Exchange Commission (the "Commission') (HCAR No. 35-26364 dated August 29, 1995) with respect thereto, in that, the following information for the quarter ended December 31, 1995 is herein provided:

          1a)   Horizon's balance sheet at December 31, 1995 is attached as
                Exhibit 1.

          1b) National's balance sheet at December 31, 1995 is included in National's Form 10Q for the first quarter of fiscal 1996 which was filed with the Commission on February 14, 1996 and is incorporated herein by reference.

          2a) Horizon's income statement for the quarter ended December 31, 1995 is attached as Exhibit 2.



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          2b)   National's  income  statement for the quarter ended December 31,
                1995 is included in National's Form 10Q for the first quarter of fiscal 1996 which was filed with the Commission on February 14, 1996 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended December 31, 1995.

                       None.

          4) A general description of the activities of the Applicants for the period ended December 31, 1995 and of the projects in which they or their subsidiary companies have an ownership interest:

                  a) Horizon continued its efforts to develop a 151 megawatt power project in the vicinity of Kabirwala, Pakistan (the "Kabirwala Project"). In connection therewith, on October 6, 1995, an Irrevocable Letter of Credit (the "LOC") in the amount of 15,132,530.00 Pakistan Rupees (About EqualsU.S. $900,000) was issued, by order and for the account of Sceptre Power Company (a general partnership of which Horizon is the managing partner), for the benefit of Standard Chartered Bank, Karachi, Pakistan. The LOC secures a performance guarantee by Sceptre in favor of the Private Power & Infrastructure Board, Government of Pakistan, Islamabad in regard to the Kabirwala Project. Horizon may ultimately be an indirect owner of part of the equity of Fauji Kabirwala Power Company Limited, the entity developing the Kabirwala Project.

                  b) In December 1995, Horizon entered into an acquisition and development agreement with New China Hong Kong Group Ltd. (a private investment company) through which the parties intend to explore ways to enter the electric generation market in mainland China.



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          5)    Information  on  intercompany  service  transactions  (including those provided at cost and at market rates) involving affiliated Intermediate Companies.

                   None,   neither   Horizon  nor  National  has  any  affiliate
                   Intermediate Companies at this time.


March 1, 1996                                  NATIONAL FUEL GAS COMPANY


                                               By: /s/Philip C. Ackerman
                                                  Philip C. Ackerman
                                                  Senior Vice President

                                               HORIZON ENERGY DEVELOPMENT, INC.


                                               By: /s/Bruce H. Hale
                                                   Bruce H. Hale
                                                   Vice President